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Exhibit (a)8

Microvision
Stock Option Exchange
Worksheet

        This worksheet is provided for your convenience. It is not a recommendation to participate in the exchange or to exclude other considerations or calculations in determing whether or how to participate.

Original Grant Price Range	Exchange Ratio**
	CEO, Pres, CFO	All Other EE's
>$40.00	0.25	0.25
$30.01 - $40.00	0.47	0.60
$20.01 - $30.00	0.65	0.70
$15.01 - $20.00	0.75	0.80
$10.01 - $15.00	1.00	1.00

**
If you have options expiring on or before May 30, 2003, see the EO for the ratio.

Primary Criteria for Eligibility
*	Generally, only existing grants priced at >$10.00 are eligible for exchange
*	Does not include shares from the 10/24/01 "special on-going grant" @ $15.00
*	Any existing options granted after 5/01/02 must be surrendered in full to participate in the exchange offer
*	New grant shares will be whole numbers; no fractional shares
*	Employees must be employed on the new grant date to receive new grant
*	Target grant date for new options is June 11, 2003 or shortly thereafter

Figuring number of eligible options and vesting

						OR	OR	AND
Grant Number	Orig. Vest Date	# Elig Shares	X (Times) Exchange Ratio (above)	= # New Shares	# New Shares Vest at Grant—Exempt (2/3)	# New Shares Vest 6 mos After Grant—Nonexempt (2/3)	Shares Vest on Orig. Vest Date (2/3)	Shares Vest One Year After Grant (1/6)	Shares Vest Two Years After Grant (1/6)

This worksheet may be printed and used hardcopy, or used electronically.

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Microvision Stock Option Exchange Worksheet